[EXAR CORPORATION LETTERHEAD]

July 19, 2007

Tom Jones, Examiner, Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Exar Corporation

Amendment No. 2 to Registration Statement on Form S-4

File No. 333-143243

Dear Mr. Jones:

Exar Corporation (“Exar”) is hereby requesting acceleration of the effective date of Amendment No. 2 to its Registration Statement on Form S-4 (Registration Number 333-143243) (the “Registration Statement”). Exar requests such acceleration to be effective as of 4:00 p.m. Eastern Time, Thursday, July 19, 2007. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on July 18, 2007. In connection with such request, Exar acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Exar from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Exar may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

EXAR CORPORATION

By:	/S/ J. SCOTT KAMSLER

Name:	J. Scott Kamsler
Title:	Senior Vice President and Chief Financial Officer